Exhibit 99.1

PAYSAFE REPORTS THIRD QUARTER 2025 RESULTS

London, UK – November 13, 2025 – Paysafe Limited (NYSE: PSFE) today announced financial results for the third quarter of 2025.

Third Quarter 2025 Summary

(compared to the third quarter of 2024, unless noted)

•
Revenue of $433.8m, net loss of $87.7m or ($1.52) per diluted share
•
Organic revenue increased 6%
•
Adjusted net income of $40.3m and $0.70 per diluted share, an increase of 37%
•
Adjusted EBITDA of $126.6m, an increase of 7%
•
Repurchased 1.5m shares for $20m
•
Board authorized an additional $70m to the existing share repurchase program

"Paysafe delivered accelerated financial results in the third quarter, including 6% organic revenue growth, 7% adjusted EBITDA growth, and 37% adjusted EPS growth. While we are pleased with this quarter and year-to-date results, we continue to see outperformance in lower-margin products and sales channels. Our updated 2025 outlook reflects these current business dynamics and a longer timeline for the delivery and growth of new products, such as our wallet platform initiatives. Our pipeline and customer interest in these innovative solutions continue to expand. Importantly, with the transformation we have driven over the last three years, we are seeing real improvements in how we operate. Today, Paysafe is a more agile and adaptable business with higher-quality revenue streams, well positioned for long-term success.”

Bruce Lowthers, CEO of Paysafe

Third Quarter of 2025 Summary of Consolidated Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands) (unaudited)	2025	2024	2025	2024
Revenue	$433,815	$427,103	$1,263,033	$1,284,765
Gross Profit (excluding depreciation and amortization)	$250,770	$249,004	$715,627	$752,468
Net loss	$(87,675)	$(12,977)	$(157,279)	$(11,351)

Adjusted EBITDA	$126,600	$117,787	$326,767	$348,709
Adjusted net income	$40,259	$31,372	$88,803	$102,957

Reported revenue for the third quarter of 2025 was $433.8 million, an increase of 2%, compared to $427.1 million for the third quarter of 2024, despite a headwind of $24.1 million related to the disposed direct marketing payments processing business line. Organic revenue growth for the third quarter was 6%, reflecting 7% organic growth from Merchant Solutions and 4% organic growth from Digital Wallets. This growth was led by double-digit growth from e-commerce, including robust volumes with the start of the U.S. football season, strong demand for Paysafe's suite of local payment solutions in Latin America, as well as increasing consumer engagement related to eCash product initiatives and the expansion of Paysafe's digital banking partnerships across Europe.

Net loss for the third quarter was $87.7 million, compared to $13.0 million in the prior year period, mainly reflecting a charge to income tax expense of $81.2 million related to the recognition of an additional valuation allowance against the company's U.S. deferred tax assets due to the enactment of the One Big Beautiful Bill Act in July 2025. This is a non-cash expense that does not impact the company's current or future cash tax payments. The increase in net loss also reflects higher restructuring and other costs of $12.4 million, primarily related to legal fees.

Adjusted net income for the third quarter increased to $40.3 million, compared to $31.4 million in the prior year period, mainly driven by higher Adjusted EBITDA and lower interest expense.

Adjusted EBITDA for the third quarter increased 7% to $126.6 million, compared to $117.8 million in the prior year period, despite a $10.3 million headwind (approximately 10 percentage-points) related to the disposed business line(1). Adjusted EBITDA for the third quarter benefited from organic revenue growth as well as a decrease in selling, general and administrative expenses, reflecting cost discipline and the non-recurring nature of certain investments in the prior year to expand the company's sales capabilities and optimize the portfolio.

Movement in foreign exchange rates was favorable to third quarter revenue and Adjusted EBITDA by $11.9 million and $3.5 million, respectively, partly offset by a $3.6 million headwind to both revenue and Adjusted EBITDA due to a decrease in interest revenue on consumer deposits.

Third quarter operating cash flow was $69.2 million, compared to $81.9 million in the prior year period, which was mainly driven by higher restructuring costs and income tax paid. Unlevered free cash flow was $83.6 million, compared to $89.9 million in the prior year period.

Summary of Segment Results

	Three Months Ended			Nine Months Ended
	September 30,		YoY	September 30,		YoY
($ in thousands) (unaudited)	2025	2024	change	2025	2024	change
Revenue:
Merchant Solutions	$231,935	$241,142	-4%	$681,966	$727,518	-6%
Digital Wallets	$205,687	$190,930	8%	$594,409	$571,060	4%
Intersegment	$(3,807)	$(4,969)	-23%	$(13,342)	$(13,813)	-3%
Total Revenue	$433,815	$427,103	2%	$1,263,033	$1,284,765	-2%

Adjusted EBITDA:
Merchant Solutions	$47,764	$52,646	-9%	$116,885	$158,335	-26%
Digital Wallets	$93,391	$84,119	11%	$258,599	$249,806	4%
Corporate	$(14,555)	$(18,978)	-23%	$(48,717)	$(59,432)	-18%
Total Adjusted EBITDA	$126,600	$117,787	7%	$326,767	$348,709	-6%

(1) Adjusted EBITDA for the disposed business excludes certain indirect costs that were historically allocated to the disposed business. Such allocations included labor and non-labor expenses related to the business line’s shared functions (e.g., finance, technology and legal, among others). Indirect costs associated with the disposed business were $5.6 million for three months ended September 30, 2024.

Balance Sheet

As of September 30, 2025, total cash and cash equivalents were $248.6 million, total debt was $2.5 billion and net debt was $2.2 billion. Compared to December 31, 2024, total debt increased by $133.5 million, largely due to fluctuations in the EUR/USD exchange rate, which increased total debt by $142.6 million, offset partially by net repayments of $10.9 million.

Share repurchase program

Paysafe is also announcing that its Board of Directors has authorized a $70 million increase to its existing share repurchase program. Including the $70 million increase announced today, approximately $97 million in aggregate remains available under the share repurchase program.

Under the share repurchase program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. This program does not obligate the company to acquire any particular amount of common stock and the program may be extended, modified, suspended or discontinued at any time at the company’s discretion.

Full Year 2025 Financial Guidance

($ in millions, except per share amounts) (unaudited)	Full Year 2025 Prior	Full Year 2025 Updated
Revenue	$1,710 - $1,734	$1,700 - $1,710
Adjusted EBITDA	$463 - $478	$425 - $430
Adjusted EPS	$2.21 - $2.51	$1.83 - $1.88

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Thursday, November 13 2025, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-0752 (U.S. toll-free); 201-389-0912 (International)

About Paysafe

Paysafe is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With 29 years of online payment experience, an annualized transactional volume of $152 billion in 2024, and approximately 3,000 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in 48 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Nilce Piccinini

Paysafe

+1 (281) 895-5954

nilce.piccinini@paysafe.com

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2025	2024	2025	2024
Revenue	$433,815	$427,103	$1,263,033	$1,284,765
Cost of services (excluding depreciation and amortization)	183,045	178,099	547,406	532,297
Selling, general and administrative	130,065	143,907	413,671	438,774
Depreciation and amortization	68,771	70,088	204,622	207,028
Impairment expense on goodwill and other assets	—	119	1,295	795
Restructuring and other costs	12,738	340	26,420	1,520
Loss / (gain) on disposal of subsidiaries and other assets, net	196	187	(254)	508
Operating income	39,000	34,363	69,873	103,843
Other (expense) / income, net	(608)	(14,742)	(6,499)	2,010
Interest expense, net	(34,141)	(35,546)	(102,363)	(107,646)
Income / (loss) before taxes	4,251	(15,925)	(38,989)	(1,793)
Income tax expense / (benefit)	91,926	(2,948)	118,290	9,558
Net loss	$(87,675)	$(12,977)	$(157,279)	$(11,351)

Net loss per share – basic	$(1.52)	$(0.21)	$(2.67)	$(0.19)
Net loss per share – diluted	$(1.52)	$(0.21)	$(2.67)	$(0.19)

Net loss	$(87,675)	$(12,977)	$(157,279)	$(11,351)
Other comprehensive income / (loss), net of tax of $0:
Gain on foreign currency translation	1,477	18,108	20,208	4,441
Total comprehensive (loss) / income	$(86,198)	$5,131	$(137,071)	$(6,910)

Paysafe Limited Consolidated Net Loss per share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Numerator ($ in thousands)
Net loss - basic	$(87,675)	$(12,977)	$(157,279)	$(11,351)
Net loss - diluted	$(87,675)	$(12,977)	$(157,279)	$(11,351)
Denominator (in millions)
Weighted average shares – basic	57.6	60.7	58.9	61.0
Weighted average shares – diluted	57.6	60.7	58.9	61.0
Net loss per share
Basic	$(1.52)	$(0.21)	$(2.67)	$(0.19)
Diluted	$(1.52)	$(0.21)	$(2.67)	$(0.19)

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$248,557	$216,683
Customer accounts and other restricted cash	937,382	1,081,896
Accounts receivable, net of allowance for credit losses of $4,875 and $7,994, respectively	157,587	158,197
Settlement receivables, net of allowance for credit losses of $5,435 and $4,082, respectively	161,984	138,565
Prepaid expenses and other current assets	110,633	81,298
Derivative financial assets	1,418	—
Contingent consideration receivable – current	1,498	—
Total current assets	1,619,059	1,676,639
Deferred tax assets	993	91,304
Property, plant and equipment, net	28,000	24,297
Operating lease right-of-use assets	39,417	40,620
Derivative financial assets – non-current	-	5,502
Intangible assets, net	910,520	981,315
Goodwill	2,073,067	1,976,851
Contingent consideration receivable – non-current	3,312	—
Other assets – non-current	14,798	12,806
Total non-current assets	3,070,107	3,132,695
Total assets	$4,689,166	$4,809,334

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$194,327	$176,940
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,141,118	1,235,104
Operating lease liabilities – current	9,041	7,653
Income taxes payable	12,016	5,495
Warrant liabilities – current	997	—
Contingent consideration payable – current	767	8,070
Liability for share-based compensation – current	1,338	2,126
Total current liabilities	1,369,794	1,445,578
Non-current debt	2,486,793	2,353,358
Operating lease liabilities – non-current	33,105	35,573
Deferred tax liabilities	86,329	91,570
Warrant liabilities – non-current	—	1,401
Derivative financial liabilities – non-current	968	—
Liability for share-based compensation – non-current	1,090	2,268
Contingent consideration payable – non-current	672	325
Total non-current liabilities	2,608,957	2,484,495
Total liabilities	3,978,751	3,930,073
Commitments and contingent liabilities
Total shareholders' equity	710,415	879,261
Total liabilities and shareholders' equity	$4,689,166	$4,809,334

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine Months Ended
	September 30,
($ in thousands)	2025	2024
Cash flows from operating activities
Net loss	$(157,279)	$(11,351)
Adjustments for non-cash items:
Depreciation and amortization	206,136	208,006
Unrealized foreign exchange (gain) / loss	(10,677)	7,139
Deferred tax expense / (benefit)	82,487	(17,751)
Interest expense, net	9,217	(1,662)
Share-based compensation	24,811	35,015
Other income, net	(169)	(6,939)
Impairment expense on goodwill and other assets	1,295	795
Allowance for credit losses and other	31,766	28,841
(Gain) / loss on disposal of subsidiary and other assets, net	(254)	508
Non-cash lease expense	6,991	6,718
Movements in working capital:
Accounts receivable, net	(20,642)	(42,214)
Prepaid expenses, other current assets, and related party receivables	(3,893)	(7,635)
Accounts payable, other liabilities, and related party payables	(17,037)	(7,769)
Income tax receivable / payable	8,492	3,208
Net cash flows from operating activities	161,244	194,909
Cash flows in investing activities
Purchase of property, plant & equipment	(9,461)	(11,434)
Purchase of merchant portfolios	(15,223)	(7,224)
Other intangible asset expenditures	(72,139)	(68,409)
Disposal of subsidiary	1,948	—
Receipts under derivative financial instruments	3,617	7,234
Cash outflow for merchant reserves	(26,373)	—
Cash inflow from merchant reserves	15,927	6,510
Other investing activities, net	164	1,958
Net cash flows used in investing activities	(101,540)	(71,365)
Cash flows from financing activities
Repurchases of shares withheld for taxes	(9,938)	(6,641)
Proceeds from employee share purchase plan	938	159
Purchase of treasury shares	(49,998)	(25,000)
Settlement funds - merchants and customers, net	(208,467)	(220,123)
Repurchase of borrowings	—	(80,253)
Proceeds from loans and borrowings	82,811	159,291
Repayments of loans and borrowings	(98,678)	(124,916)
Payment of debt issuance costs	—	(491)
Proceeds under line of credit	641,000	650,000
Repayments under line of credit	(636,000)	(675,000)
Contingent consideration paid	(7,319)	(8,949)
Other financing activities	300	—
Net cash flows used in financing activities	(285,351)	(331,923)
Effect of foreign exchange rate changes	113,007	4,189
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(112,640)	$(204,190)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,298,579	1,498,269
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,185,939	$1,294,079

	Nine Months Ended
	September 30,
	2025	2024
Cash and cash equivalents	$248,557	$241,381
Customer accounts and other restricted cash	937,382	1,052,698
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,185,939	$1,294,079

Non-GAAP Financial Measures

To supplement the company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes organic revenue growth, Gross Profit (excluding depreciation and amortization), Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Organic revenue growth is defined as growth excluding the impact of foreign currency fluctuations, revenue from interest on consumer deposits, acquisitions, and dispositions. Management believes organic revenue growth to be useful to users of our financial data because it enables them to better understand underlying revenue growth from period to period excluding the impact of these non-organic items.

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and other assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and other assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders' ability to evaluate the company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs and cash paid for interest. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the company’s results on a basis that fosters comparability across periods by excluding the impact on the company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position.

Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Adjusted EBITDA

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2025	2024	2025	2024
Net loss	$(87,675)	$(12,977)	$(157,279)	$(11,351)
Income tax expense / (benefit)	91,926	(2,948)	118,290	9,558
Interest expense, net	34,141	35,546	102,363	107,646
Depreciation and amortization	68,771	70,088	204,622	207,028
Share-based compensation expense	5,895	12,690	24,811	35,015
Impairment expense on goodwill and other assets	—	119	1,295	795
Restructuring and other costs	12,738	340	26,420	1,520
Loss / (gain) on disposal of subsidiaries and other assets, net	196	187	(254)	508
Other expense / (income), net	608	14,742	6,499	(2,010)
Adjusted EBITDA	$126,600	$117,787	$326,767	$348,709

Reconciliation of Revenue to Non-GAAP Organic Revenue

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2025	2024	2025	2024
Revenue	$433,815	$427,103	$1,263,033	$1,284,765
Currency adjustment (1)	(11,934)	—	(16,125)	—
Interest revenue adjustment (2)	(4,548)	(8,173)	(15,015)	(26,498)
Disposal adjustments (3)	—	(24,061)	(5,213)	(91,448)
Organic revenue (4)	$417,333	$394,869	$1,226,680	$1,166,819

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the first quarter of 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions in the current year, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended September 30, 2025 was 2% and 6%, respectively. Reported revenue growth and organic revenue growth for the nine months ended September 30, 2025 was (2%) and 5%, respectively. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Revenue to Non-GAAP Organic Revenue by Segment

Merchant Solutions

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2025	2024	2025	2024
Revenue	$231,935	$241,142	$681,966	$727,518
Currency adjustment (1)	(304)	—	(485)	—
Interest revenue adjustment (2)	(381)	(640)	(1,236)	(1,940)
Disposal adjustments (3)	—	(24,061)	(5,213)	(91,448)
Organic revenue (4)	$231,250	$216,441	$675,032	$634,130

Digital Wallets

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2025	2024	2025	2024
Revenue	$205,687	$190,930	$594,409	$571,060
Currency adjustment (1)	(11,631)	—	(15,640)	—
Interest revenue adjustment (2)	(4,166)	(7,533)	(13,778)	(24,558)
Organic revenue (4)	$189,890	$183,397	$564,991	$546,502

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the first quarter of 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions in the current year, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended September 30, 2025 was 8% and 4%, respectively, for the Digital Wallets segment, and was (4%) and 7%, respectively, for the Merchant Solutions segment. Reported revenue growth and organic revenue growth for the nine months ended September 30, 2025 was 4% and 3%, respectively, for the Digital Wallets segment, and (6%) and 6%, respectively, for the Merchant Solutions segment. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2025	2024	2025	2024
Net cash inflows from operating activities	$69,179	$81,934	$161,244	$194,909
Capital expenditure	(27,476)	(24,950)	(81,600)	(79,843)
Cash paid for interest	35,084	32,246	93,146	109,308
Payments relating to Restructuring and other costs	6,817	655	22,028	4,706
Unlevered Free Cash Flow	$83,604	$89,885	$194,818	$229,080

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2025	2024	2025	2024
Revenue	$433,815	$427,103	$1,263,033	$1,284,765
Cost of services (excluding depreciation and amortization)	183,045	178,099	547,406	532,297
Depreciation and amortization	68,771	70,088	204,622	207,028
Gross Profit (1)	$181,999	$178,916	$511,005	$545,440
Depreciation and amortization	68,771	70,088	204,622	207,028
Gross Profit (excluding depreciation and amortization)	$250,770	$249,004	$715,627	$752,468

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the company's consolidated financial statements.

Reconciliation of GAAP Net Loss to Adjusted Net Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2025	2024	2025	2024
Net loss	$(87,675)	$(12,977)	$(157,279)	$(11,351)
Other non operating expense, net (1)	1,684	17,062	10,041	5,424
Impairment expense on goodwill and other assets	—	119	1,295	795
Amortization of acquired assets (2)	32,880	33,721	98,751	100,851
Restructuring and other costs	12,738	340	26,420	1,520
Loss / (gain) on disposal of subsidiaries and other assets, net	196	187	(254)	508
Share-based compensation expense	5,895	12,690	24,811	35,015
Discrete tax items (3)	83,491	(2,046)	121,466	8,027
Income tax expense on non-GAAP adjustments (4)	(8,950)	(17,724)	(36,448)	(37,832)
Adjusted net income	$40,259	$31,372	$88,803	$102,957
(in millions)
Weighted average shares - diluted	57.6	60.7	58.9	61.0
Adjusted diluted impact	0.3	1.3	0.8	0.8
Adjusted weighted average shares - diluted	57.9	62.0	59.7	61.8

(1)
Other non-operating expense, net primarily consists of income and expenses outside of the company's operating activities, including, fair value gain / loss on warrant liabilities and derivatives, gain / loss on repurchases of debt, gain / loss on foreign exchange and the release of certain provisions.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items mainly represent (a) valuation allowance expense / (benefit) recorded on deferred tax assets representing $84,763 and ($766) for the three months ended September 30, 2025 and 2024, respectively, and $122,393 and $8,540 for the nine months ended September 30, 2025 and 2024, respectively, (b) measurement period adjustments which were ($14) and $0 for the three months ended September 30, 2025 and 2024, respectively, and $415 and ($382), for the nine months ended September 30, 2025 and 2024, respectively, and (c) discrete tax expense on share-based compensation, which would not have been incurred as share-based compensation expense is removed from adjusted net income, of ($1,206) and $55, respectively, for the three months ended September 30, 2025 and 2024, respectively, and $227 and $2,527 for the nine months ended September 30, 2025 and 2024, respectively. The remaining discrete tax items mainly relate to the movement in uncertain tax provisions relating to prior years.
(4)
Income tax expense on non-GAAP adjustments reflects the tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.

Adjusted Net Income per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Numerator ($ in thousands)
Adjusted net income - basic	$40,259	$31,372	$88,803	$102,957
Adjusted net income - diluted	$40,259	$31,372	$88,803	$102,957
Denominator (in millions)
Weighted average shares – basic	57.6	60.7	58.9	61.0
Adjusted weighted average shares – diluted (1)	57.9	62.0	59.7	61.8
Adjusted net income per share
Basic	$0.70	$0.52	$1.51	$1.69
Diluted	$0.70	$0.51	$1.49	$1.67

(1)
The denominator used in the calculation of diluted adjusted net income per share for the three and nine months ended September 30, 2025 and 2024 includes the dilutive effect of the company's restricted stock units.